300 North LaSalle
Chicago, IL 60654
Robert Goedert, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 312 862 7317	+1 312 862 2000	+1 312 862 2200
rgoedert@kirkland.com
www.kirkland.com

July 19, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lisa Etheredge
Robert Littlepage
Edwin Kim
Larry Spirgel

Re:	PowerSchool Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 23, 2021
File No. 333-255067

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, PowerSchool Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 9, 2021, from the staff of the SEC (the “Staff”). The Company’s response below corresponds to the caption and number of the comment (which are reproduced below in italics). For your convenience, copies of the Registration Statement will be emailed to the Staff, and those copies will be marked to show changes from Amendment No. 2 to the Registration Statement on Form S-1 submitted to the SEC on June 23, 2021. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its

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Securities and Exchange Commission

July 19, 2021

letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Dilution, page 87

1.	We note your response to prior comment 1. Please supplementally show us how your dilution disclosure would appear both with and without the impact of Assumed Redemption.

Response

In response to the Staff’s comment and pursuant to further conversations with the Staff, the Company has included the below dilution disclosure in the Prospectus.

Dilution

Because Topco LLC does not own any Class A common stock or other economic interests in PowerSchool Holdings, Inc., we have presented dilution in pro forma net tangible book value per share after this offering assuming that Topco LLC had all of its LLC Units redeemed or exchanged for newly- issued shares of Class A common stock (rather than for cash and based upon an assumed offering price of $19.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and the cancellation for no consideration of all of its shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock, from PowerSchool Holdings, Inc.) in order to more meaningfully present the dilutive impact to the investors in this offering. We refer to the assumed redemption or exchange of all LLC Units for shares of Class A common stock as described in the previous sentence as the “Assumed Redemption.”

Dilution results from the fact that the initial public offering price per share of the Class A common stock is substantially in excess of the pro forma net tangible book value per share of Class A common stock after this offering. Net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of Class A common stock outstanding. If you invest in our Class A common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering.

Securities and Exchange Commission

July 19, 2021

Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock, after giving effect to the Organizational Transactions, including the sale of 39,473,685 shares of Class A common stock in this offering at the assumed initial public offering price of $19.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and the Assumed Redemption. Our pro forma net tangible book value (deficit) as of March 31, 2021 was $(1,705,079) million, or $(15.09) per share of Class A common stock. This represents an immediate increase in net tangible book value to Topco LLC of $5.93 per share and an immediate dilution to new investors in this offering of $28.16 per share. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$19.00
Pro forma net tangible book value (deficit) per share as of March 31, 2021 before this offering(1)	$(15.09)
Increase in net tangible book value per share attributable to the investors in this offering	$5.93

Pro forma net tangible book value (deficit) per share after this offering		$(9.16)

Dilution in net tangible book value per share to the investors in this offering		$28.16

(1)	The computation of pro forma net tangible book value per share as of March 31, 2021 before this offering is set forth below:

(in thousands, except per share data)
Book value of tangible assets	$152,788
Less: total liabilities	1,857,867
Pro forma net tangible book value (a)	$(1,705,079)

Shares of Class A common stock outstanding (a)	113,015,825

Pro forma net tangible book value per share	$(15.09)

(a)	Gives pro forma effect to the Organizational Transactions (other than this offering) and the Assumed Redemption.

Securities and Exchange Commission

July 19, 2021

A $1.00 increase or decrease in the assumed initial public offering price of $19.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease pro forma net tangible book value by $39.5 million, or $0.21 per share, and would increase or decrease the dilution per share to the investors in this offering by $0.79 based on the assumptions set forth above.

The following table summarizes as of March 31, 2021, after giving effect to the Organizational Transactions (including this offering), the number of shares of Class A common stock purchased from us, the total consideration paid and the average price per share paid by Topco LLC, Vista and Onex and by the purchasers in this offering, based upon an assumed initial public offering price of $19.00 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and before deducting estimated underwriting discounts and commissions and offering expenses, after giving effect to the Assumed Redemption:

	Shares of Class A Common Stock Purchased
			Total Consideration		Average
	Number	Percent	Amount	Percent	Price Per
			(in thousands)		Share
Existing owners	153,678,644	80%	$1,830,060	71%	$0.01
Investors in this offering	39,473,685	20	750,000	29	$19.00

Total	193,152,329	100%	$2,580,600	100%	$0.01

The discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares. In addition, the discussion and tables above exclude shares of Class B common stock, because holders of the Class B common stock are not entitled to distributions or dividends, whether cash or stock, from PowerSchool Holdings, Inc. If the underwriters’ option to purchase additional shares is exercised in full, after giving effect to the Assumed Redemption, Topco LLC, Vista and Onex would own approximately 75.8% and the investors in this offering would own approximately 22.8% of the total number of shares of our Class A common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, after giving effect to the Assumed Redemption, the pro forma net tangible book value (deficit) per share after this offering would be $(8.32) per share, and the dilution in the pro forma net tangible book value (deficit) per share to the investors in this offering would be $27.32 per share.

Securities and Exchange Commission

July 19, 2021

The tables and calculations above are based on the number of shares of common stock outstanding as of March 31, 2021 (after giving effect to the Organizational Transactions). To the extent that any new options or other equity incentive grants are issued in the future with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or equity-linked securities, the issuance of these securities could result in further dilution to our shareholders.

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Securities and Exchange Commission

July 19, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.
Robert Goedert, P.C.

cc:	Hardeep Gulati
PowerSchool Holdings, Inc.

Daniel J. Bursky, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP